Exhibit 99.1

MINDENERGY AI TECHNOLOGY PTE. LTD.

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets as of June 30, 2024 and 2023	F-3

Statements of Operations and Comprehensive Loss for the year ended June 30, 2024 and for the period from May 15, 2023 (date of incorporation) to June 30, 2023	F-4

Statements of Shareholders’ Equity for the year ended June 30, 2024 and for the period from May 15, 2023 (date of incorporation) to June 30, 2023	F-5

Statements of Cash Flows for the year ended June 30, 2024 and for the period from May 15, 2023 (date of incorporation) to June 30, 2023	F-6

Notes to Financial Statements	F-7 - F-11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders of

MindEnergy AI Technology Pte. Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of MindEnergy AI Technology Pte. Ltd. (the “Company”) as of June 30, 2024 and 2023, and the related statements of operations and comprehensive loss, change in stockholders’ equity, and cash flows for the year ended June 30, 2024 and for the period from May 15, 2023 (date of incorporation) to June 30, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for the year ended June 30, 2024 and for the period from May 15, 2023 (date of incorporation) to June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KD & Co.

We have served as the Company’s auditor since 2025

Hong Kong, China

May 23, 2025

PCAOB ID: 7137

MINDENERGY AI TECHNOLOGY PTE. LTD.

Balance Sheets

	June 30,
	2024	2023
ASSETS
Non-current assets
Rent deposits	$67,067	$-
Operating lease right-of-use asset	746,669	-
Total non-current assets	813,736	-

Current assets
Cash and cash equivalents	888,328	7,396
Prepaid rent	24,368	-
Utility deposits	995	-
Total current assets	913,691	7,396
Total assets	$1,727,427	$7,396

LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-current liabilities
Operating lease liability, non-current portion	$515,705	$-
Total non-current liabilities	515,705	-

Current liabilities
Other payables	1,474	-
Operating lease liability, current portion	254,247	-
Total current liabilities	255,721	-
Total liabilities	771,426	-

Shareholders’ equity
Ordinary shares	20,007,485	7,485
Subscription receivable	(19,000,000)	-
Accumulated deficit	(49,951)	-
Accumulated other comprehensive loss	(1,533)	(89)
Total shareholders’ equity	956,001	7,396
Total liabilities and shareholders’ equity	$1,727,427	$7,396

The accompanying notes are an integral part of these financial statements.

MINDENERGY AI TECHNOLOGY PTE. LTD.

Statements of Operations and Comprehensive Loss

	For the year ended June 30, 2024	For the period from May 15, 2023 (date of incorporation) to June 30, 2023

Revenue	$-	$-

Operating expenses
General and administrative expenses	(42,334)	-
Total operating expenses	(42,334)	-

Loss from operations	(42,334)	-

Other expenses
Interest expenses	(7,617)	-
Total other expenses	(7,617)	-

Loss before income tax	(49,951)	-
Income tax expense	-	-
Net loss	$(49,951)	$-

Other comprehensive loss
Foreign currency translation adjustments	(1,444)	(89)
Comprehensive loss	$(51,395)	$(89)

The accompanying notes are an integral part of these financial statements.

MINDENERGY AI TECHNOLOGY PTE. LTD.

Statements of Shareholders’ Equity

For the year ended June 30, 2024

					Accumulated
					other
	Ordinary shares		Subscription	Accumulated	comprehensive	Shareholders’
	Number	Amount	receivable	deficit	loss	equity

Balance as of July 1, 2023	10,000	$7,485	$-	$-	$(89)	$7,396
Issuance of shares	15,000	20,000,000	-	-	-	20,000,000
Subscription receivable	-	-	(19,000,000)	-	-	(19,000,000)
Net loss	-	-	-	(49,951)	-	(49,951)
Foreign currency translation adjustment	-	-	-	-	(1,444)	(1,444)
Balance as of June 30, 2024	25,000	$20,007,485	$(19,000,000)	$(49,951)	$(1,533)	$956,001

For the period from May 15, 2023 (date of incorporation) to June 30, 2023

					Accumulated
	Ordinary shares		Subscription	Accumulated	other comprehensive	Shareholders’
	Number	Amount	receivable	deficit	loss	equity

Balance as of May 15, 2023	-	$-	$-	$-	$-	$-
Issuance of shares	10,000	7,485	-	-	-	7,485
Foreign currency translation adjustment	-	-	-	-	(89)	(89)
Balance as of June 30, 2023	10,000	$7,485	$-	$-	$(89)	$7,396

The accompanying notes are an integral part of these financial statements.

MINDENERGY AI TECHNOLOGY PTE. LTD.

Statements of Cash Flows

	For the year ended June 30, 2024	For the period from May 15, 2023 (date of incorporation) to June 30, 2023

Cash flows from operations:
Loss from operations	$(49,951)	$-
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of operating lease right-of-use assets and interest of lease liabilities	38,448	-
Changes in operating assets and liabilities:
Prepaid rent	(24,514)	-
Rent deposits	(67,470)	-
Utility deposits	(1,001)	-
Other payables	1,483	-
Operating lease liability	(15,025)	-
Net cash used in operations	(118,030)	-

Cash flows from investing activities:
Net cash used in investing activities	-	-

Cash flows from financing activities:
Issuance of shares	1,000,000	7,426
Net cash provided by financing activities	1,000,000	7,426

Effect of exchange rate change on cash and cash equivalents	(1,038)	(30)

Net increase in cash and cash equivalents	880,932	7,396
Cash and cash equivalents, beginning of year	7,396	-
Cash and cash equivalents, end of year	$888,328	$7,396
Supplemental non-cash in investing and financing activities:
Operating lease right-of-use assets, obtained in exchange for operating lease obligations	$779,154	$-

The accompanying notes are an integral part of these financial statements.

MINDENERGY AI TECHNOLOGY PTE. LTD.

FOR THE YEAR ENDED JUNE 30, 2024

NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization and Business Description

MindEnergy AI Technology Pte. Ltd. (the “Company”) was incorporated in Singapore on May 15, 2023, as a private company limited by shares under the Singapore Companies Act 1967. The Company’s registered office is located in Singapore.

The Company is principally engaged in the development and commercialization of artificial intelligence (AI) technologies, including AI-powered software platforms, enterprise-level automation services, and digital transformation solutions. Its operations include software development, licensing, and implementation of intelligent automation tools for corporate and institutional clients.

The Company was initially established by Mr. Geng Xuesong, who served as the founding shareholder and director. On February 26, 2025, Mr. Ma Chao, a Grenadian national, acquired 100% of the Company’s issued share capital and became the sole shareholder. Subsequently, on March 12, 2025, the Company entered into a Share Purchase Agreement with Junee Limited, a foreign private issuer listed with the U.S. Securities and Exchange Commission, under which Junee Limited acquired a 51% controlling interest in the Company. A second Share Purchase Agreement was signed on April 29, 2025, pursuant to which Junee Limited agreed to acquire the remaining 49% interest. On May 8, 2025, Junee Limited became the sole shareholder and parent company of MindEnergy AI Technology Pte. Ltd.

These financial statements reflect the financial position and results of operations of the Company as a standalone entity, prior to the change in control. The financial statements have been prepared on a going concern basis, assuming the Company will continue to operate in the foreseeable future.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Use of Estimates

The preparation of the Company’s financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Actual results could differ from those estimates.

Foreign Currency Translation

The Company’s financial statements are presented in the U.S. dollar ($), which is the Company’s reporting currency. The Company use Singapore Dollar (“SGD”) as its functional currency. Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of transaction. Any differences between the initially recorded amount and the settlement amount are recorded as a gain or loss on foreign currency transaction in the statements of income. Monetary assets and liabilities denominated in foreign currency are translated at the functional currency rate of exchange ruling at the balance sheet date. Any differences are taken to profit or loss as a gain or loss on foreign currency translation in the statements of income.

In accordance with ASC 830, Foreign Currency Matters, the Company translated the assets and liabilities into U.S. dollar using the rate of exchange prevailing at the applicable balance sheet date and the statements of income and cash flows are translated at an average rate during the reporting period. Adjustments resulting from the translation are recorded in shareholders’ equity as part of accumulated other comprehensive income.

Fair Value Measurements

ASC Topic 820, Fair Value Measurement and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy, which requires classification based on observable and unobservable inputs when measuring fair value. Certain current assets and current liabilities are financial instruments. Management believes their carrying amounts are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and, if applicable, their current interest rates are equivalent to interest rates currently available. The three levels of valuation hierarchy are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The carrying amounts of financial assets and liabilities, such as balance with related parties approximate their fair values because of the short maturity of these instruments or the rate of interest of these instruments approximate the market rate of interest.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, demand deposits, and other short-term highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash.

Income Tax

The Company uses the asset and liability method of accounting for income taxes in accordance with Accounting Standards Codification (“ASC”) 740, “Income Taxes” (“ASC 740”). Under this method, income tax expense is recognized as the amount of: (i) taxes payable or refundable for the current year and (ii) future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of available evidence it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on the balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under Accounting Standard Codification (“ASC”) 505-10-45-2, Other transactions with shareholders, the stock subscription receivable is reclassified as a contra account to stockholders’ equity (deficit) on the balance sheet.

Note 3 – Income Tax

The Company’s effective income tax rates were 0% for the year ended June 30, 2024 and for the period from May 15, 2023 (date of incorporation) to June 30, 2023. The applicable rates of income taxes are as follows:

	For the year ended June 30, 2024	For the period from May 15, 2023 (date of incorporation) to June 30, 2023

Singapore statutory rate	17.0%	17.0%
Changes in valuation allowance	(17.0)%	(17.0)%
Effective tax rate	0%	0%

The Company has not recognized an income tax benefit for its operating losses generated based on uncertainties concerning its ability to generate taxable income in future periods. The tax benefit for the periods presented is offset by a valuation allowance established against deferred tax assets arising from the net operating losses and other temporary differences, the realization of which could not be considered more likely than not. In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not. A valuation allowance will be maintained until sufficient positive evidence exists to support the reversal of any portion or all of the valuation allowance.

	For the year ended June 30, 2024	For the period from May 15, 2023 (date of incorporation) to June 30, 2023

Deferred tax asset from operating losses carry-forwards	$8,492	$-
Valuation allowance	(8,492)	-
Deferred tax asset, net	$-	$-

Note 4 – Stockholders’ Equity

The Company is authorized under its Constitution to issue ordinary shares without par value, denominated in SGD or USD. Each ordinary share carries one vote on matters submitted to shareholders. There is no statutory limit on the number of shares the Company may issue.

On May 15, 2023, the Company issued 10,000 ordinary shares denominated in SGD for a total subscription amount of SGD 10,000. These shares were fully paid upon issuance.

On May 3, 2024, the Company issued 15,000 ordinary shares denominated in USD for a total subscription amount of $20,000,000. At the time of issuance, $1,000,000 was received in cash, and $19,000,000 remained unpaid. As of June 30, 2024, the unpaid amount was recorded as subscription receivable from shareholders.

Note 5 – Leases

Operating leases as lessee

As of June 30, 2024, the Company has operating leases recorded on its balance sheets for office spaces that expire on June 12, 2027.

The following table shows right-of-use asset and operating lease liability, and the associated financial statement line items as of June 30, 2024 and 2023:

	June 30,
	2024	2023
Assets
Operating lease right-of-use asset	$746,669	$-

Liabilities
Operating lease liability, current portion	$254,247	$-
Operating lease liability, non-current portion	$515,705	$-

Weighted average remaining lease term (in months)	34.5	-
Weighted average discount rate (%) - Monthly	0.49	-

Information relating to operating lease activities for the year ended June 30, 2024 and for the period from May 15, 2023 (date of incorporation) to June 30, 2023 are as follows:

	For the year ended June 30, 2024	For the period from May 15, 2023 (date of incorporation) to June 30, 2023

Operating lease right-of-use asset, obtained in exchange for operating lease liability	$779,154	$-

Operating lease expenses
Amortization of right-of-use asset	$30,831	$-
Interest of lease liability	7,617	-
Total operating lease expenses	$38,448	$-

Maturities of lease liability were as follows:

Operating Lease

For the year ending June 30,
2025	$292,413
2026	292,413
2027	253,110
Total undiscounted payments	$837,936
Less: Imputed interest	(67,984)
Total operating lease liability	769,952
Less: Operating lease liability, current portion	(254,247)
Operating lease liability, non-current portion	$515,705

Note 6 – Related Party Transactions

There were no related party transactions during the year ended June 30, 2024, and no related party balances as of that date.

Note 7 – Subsequent Events

On August 19, 2024, the Company received the remaining $19,000,000 subscription amount related to the issuance of 15,000 ordinary shares denominated in USD. As a result, all issued shares of the Company became fully paid as of that date.

On September 4, 2024, the Company entered into a loan agreement with Mr. Ma Chao, under which it extended a loan of USD 19,000,000 at an interest rate of 7.5% per annum, with repayment originally due on March 10, 2025. At the time of the loan, Mr. Ma Chao was not a shareholder or related party of the Company. Subsequently, on March 9, 2025, the Company and Mr. Ma Chao entered into a supplemental agreement to extend the loan’s repayment date to March 10, 2026, with all other terms and conditions of the original agreement remaining unchanged and in full force.

On February 26, 2025, Mr. Ma Chao, a Grenadian national, acquired 100% of the Company’s issued share capital and became the sole shareholder. From that date onward, transactions with Mr. Ma Chao are considered related party transactions.

Subsequently, on March 12, 2025, the Company entered into a Share Purchase Agreement with Junee Limited, a foreign private issuer listed with the U.S. Securities and Exchange Commission. Under the agreement, Junee Limited acquired a 51% controlling interest in the Company.

On April 29, 2025, a second Share Purchase Agreement was signed, under which Junee Limited agreed to acquire the remaining 49% interest in the Company.

On May 8, 2025, Junee Limited became the sole shareholder and parent company of MindEnergy AI Technology Pte. Ltd.